ENCANA CORPORATION
NOTEHOLDERS’ INFORMATION CIRCULAR

     This Noteholders’ Information Circular is furnished in connection with the Meeting (the “Noteholders’ Meeting”) of the holders (the “Noteholders”) of $100,000,000 aggregate principal amount of 5.95% Medium Term Note Debentures due June 2, 2008 (the “5.95% Notes” and each, a “5.95% Note”), issued pursuant to the Trust Indenture dated as of July 28, 1993 between Alberta Energy Company Ltd. (predecessor by way of amalgamation to EnCana Corporation) (“EnCana”) and The R-M Trust Company (now CIBC Mellon Trust Company) (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of August 23, 1994 and the Second Supplemental Indenture dated as of January 1, 2003 (collectively, the “Indenture”) to be held at the time and place and for the purpose set forth in the accompanying Notice of Meeting of Noteholders.

THE AMENDMENT

     The Noteholders’ Meeting is called for the purpose of assenting to certain modifications (the “Amendment”) of the terms of the 5.95% Notes to provide EnCana with the right to redeem the 5.95% Notes, at the option of EnCana, in whole at any time, or in part from time to time, upon payment of a redemption price equal to the greater of the Canada Yield Price (as defined below) and par, together in each case with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notice of any redemption will be given at least 30 days prior to the date fixed for redemption.

     “Canada Yield Price” means, with respect to any 5.95% Notes to be redeemed, a price equal to the price of the 5.95% Notes, exclusive of accrued and unpaid interest, calculated to provide a yield to maturity of the 5.95% Notes equal to the Government of Canada Yield on the business day (as defined in the Indenture) preceding the date of issuance by EnCana of a notice of redemption.

     “Government of Canada Yield” means, in effect, as at any date, the arithmetic average (rounded to the nearest 1/100 of 1%) of the respective percentages determined by two major Canadian investment dealers to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified in the 5.95% Notes and issued on that date in Canada at 100% of its principal amount.

Reasons for the Amendment

     The Amendment would permit EnCana to redeem the 5.95% Notes. If the Amendment is approved at the Noteholders’ Meeting, EnCana will redeem all of the outstanding 5.95% Notes on or about September 9, 2005.

Implementing the Amendment and Subsequent Redemption

     If the Amendment is approved, EnCana will issue a notice of redemption as soon as practicable thereafter to redeem all of the outstanding 5.95% Notes on or about September 9, 2005 at the price, on the terms and in the manner set forth in the Noteholders’ Resolution (as defined below) and the Indenture. Upon notice of redemption being so given, and if the monies necessary to redeem such 5.95% Notes shall have been deposited in accordance with the provisions of the Indenture, all of the 5.95% Notes so called for redemption shall not, from and after the redemption date, be considered as outstanding and interest thereon shall cease to accrue from and after such redemption date.

Noteholders’ Meeting

     At the Noteholders’ Meeting, the Noteholders will be asked to assent to the Amendment by passing an extraordinary resolution in accordance with the terms of the Indenture. The text of the extraordinary resolution which assents to the Amendment is set out in Schedule A hereto (the “Noteholders’ Resolution”). The Indenture provides that the Noteholders have the power, exercisable by extraordinary resolution, to assent to any modification of or change in or addition to or omission from the provisions contained in the Indenture or any Debenture which shall be agreed to by EnCana. The Indenture further provides that any extraordinary resolution passed in accordance with the provisions contained in the Indenture is binding upon all of the holders of the 5.95% Notes, whether or not present or represented at the meeting at which the extraordinary resolution was passed. Accordingly, if the Noteholders’ Resolution is passed, EnCana will have the right to redeem all of the outstanding 5.95% Notes in accordance with the provisions of the Indenture and the provisions of the 5.95% Notes, as amended, regardless of whether a holder voted or how a holder voted.

     To be effective, the Noteholders’ Resolution must be passed by the favourable votes of the holders of not less than 66 2/3% of the aggregate principal amount of 5.95% Notes represented and voted at the Noteholders’ Meeting or any adjournment or adjournments thereof. The Noteholders’ Meeting is a special and serial meeting under the Indenture because the Noteholders’ Resolution only affects the terms of the 5.95% Notes. Each Noteholder of record at the close of business on July 7, 2005 will be entitled to receive notice of the Noteholders’ Meeting. Each Noteholder present in person or represented by proxy will be entitled to one vote for each $1,000 principal amount of 5.95% Notes then held.

     The quorum for the Noteholders’ Meeting will be holders of at least 50% in principal amount of outstanding 5.95% Notes being present in person or by proxy. At any adjourned meeting, the Noteholders present in person or by proxy will constitute a quorum.

     To the knowledge of the directors and management of EnCana, as at July 7, 2005, the only person which beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the 5.95% Notes was RBC Dominion Securities Inc. (“RBC”) which beneficially owned, directly or indirectly, or exercised control or direction over approximately $60,680,000 principal amount of 5.95% Notes, representing approximately 60.68% of the 5.95% Notes. RBC has indicated to EnCana that RBC intends to vote in favour of the Amendment. RBC has provided financial advice to EnCana in connection with the proposed Amendment and redemption of the 5.95% Notes.

DESCRIPTION OF THE 5.95% NOTES

     The 5.95% Notes in the aggregate principal amount of $100,000,000 were issued on May 1, 1998 pursuant to a public offering and remain outstanding. The 5.95% Notes are direct, unsecured obligations of EnCana ranking pari passu, except as to sinking funds, with all other unsecured and unsubordinated obligations of EnCana. The 5.95% Notes bear interest at the rate of 5.95% per annum payable semi-annually in arrears on June 2 and December 2, mature on June 2, 2008, and are not redeemable by EnCana or repayable by the Noteholder prior to June 2, 2008.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO THE NOTEHOLDERS

     In the opinion of Bennett Jones LLP, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), which are generally applicable to each Noteholder who, for the purposes of the Tax Act, is a resident of Canada, is not a financial institution, is not an entity an interest in which would constitute a tax shelter investment, holds 5.95% Notes as capital property and deals at arm’s length, and is not affiliated, with EnCana, and whose 5.95% Notes are the subject of a redemption (the “Redemption”) by EnCana on the basis contemplated by the Amendment.

     This summary is based upon the facts set out in the Noteholders’ Information Circular, the current provisions of the Tax Act, the Regulations, all specific proposals (the “Tax Proposals”) to amend the Tax Act and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative practices of the Canada Revenue Agency. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as noted above, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary specifically does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Noteholder and no representations with respect to the income tax consequences to any such Noteholder are made. Consequently, Noteholders should consult their own tax advisors with respect to their particular circumstances.

The Amendment

     The Amendment should not be considered to be a fundamental change to, or fundamental alteration of, the terms of the 5.95% Notes, and therefore the Amendment should not, in and of itself, result in a disposition of the outstanding 5.95% Notes by Noteholders.

Accrued Interest

     The receipt of the aggregate redemption amount in respect of a Redemption (the “Redemption Amount”) by a Noteholder will constitute the receipt by such Noteholder of all interest which has accrued on the 5.95% Notes which have been redeemed up to, but not including, the date of the Redemption, and such accrued interest will be required to be included in the income of such Noteholder for the year in which it is received, except to the extent that any of such accrued interest was included in the income of such Noteholder for a preceding year.

     A Noteholder that is a Canadian-controlled private corporation may be liable for a refundable tax of 6 2/3% on its investment income, which will include the amount of accrued interest which is received by such Noteholder as a result of a Redemption.

Deemed Interest

     The amount by which the Redemption Amount of 5.95% Notes of a Noteholder exceeds the aggregate of the accrued interest on, and the principal amount of, such 5.95% Notes will be deemed to have been received by such Noteholder as interest on such 5.95% Notes, to the extent that such amount can reasonably be considered to relate to, and does not exceed the value, at the time of the Redemption, of an amount that, but for the Redemption, would have been paid or payable as interest on such 5.95% Notes for a taxation year ending after the date of the Redemption. All of such deemed interest will be required to be included in the income of such Noteholder for the taxation year in which it is received.

     A Noteholder that is a Canadian-controlled private corporation may be liable for a refundable tax of 6 2/3% on its investment income, which will include the amount of interest which is deemed to have been received by such Noteholder as a result of a Redemption.

Capital Gains or Capital Losses

     A Redemption will constitute a disposition of the 5.95% Notes which have been redeemed. Such a disposition will give rise to a capital gain (or a capital loss) to the Noteholder to the extent that the Redemption Amount which has become receivable by such Noteholder, net of all interest which is received or is deemed to have been received by such Noteholder as a result of the Redemption and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such 5.95% Notes to the Noteholder.

     One-half of any such capital gain (a “taxable capital gain”) realized by a Noteholder in a taxation year generally must be included in the income of the Noteholder for the year, and one-half of any such capital loss (an “allowable capital loss”) realized by such Noteholder in a taxation year may be utilized to offset taxable capital gains realized by such Noteholder in that year. The amount by which the allowable capital losses of such Noteholder in a year exceeds the taxable capital gains of such Noteholder which are not applied in the year in which the Redemption occurs may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

     A Noteholder that is a Canadian-controlled private corporation may be liable for a refundable tax of 6 2/3% on its investment income, which will include the amount of any taxable capital gain which arises as a result of a Redemption.

ENCANA CORPORATION

     EnCana is one of North America’s leading natural gas producers and among the largest holders of gas and oil resource lands onshore North America based on production and landholdings at December 31, 2004, and a leading developer of oilsands through in-situ recovery. EnCana pursues growth from its portfolio of unconventional long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates.

     EnCana continually pursues opportunities to develop and expand its business, which may include significant corporate or asset acquisitions. EnCana may finance such acquisitions with debt or equity, or a combination of both.

     EnCana was formed through the business combination (the “Merger”) of PanCanadian Energy Corporation (“PanCanadian”) and Alberta Energy Company Ltd. (“AEC”) on April 5, 2002. Pursuant to the Merger, PanCanadian indirectly acquired all of the outstanding common shares of AEC and PanCanadian’s name was changed to EnCana Corporation. Effective January 1, 2003, EnCana amalgamated with its wholly-owned subsidiary, AEC, and continued as one entity. As a result of the amalgamation, EnCana is the successor issuer in respect of AEC’s previously issued debt securities and is responsible for all of AEC’s contractual obligations.

     For information relating to EnCana, reference is made to the following documents which have been filed with securities commissions or other similar regulatory authorities in Canada, and which are incorporated herein by reference:

1.	Annual Information Form of EnCana dated February 25, 2005;

2.	Comparative Consolidated Financial Statements (audited) of EnCana for the year ended December 31, 2004;

3.	Management’s Discussion and Analysis of EnCana relating to the fiscal year ended December 31, 2004;

4.	Management Proxy Circular dated February 28, 2005 relating to the annual and special meeting of shareholders of EnCana held on April 27, 2005 (excluding those portions under the headings, “Composition of the Human Resources and Compensation Committee”, “Human Resources and Compensation Committee Report”, “Performance Chart” and “Statement of Corporate Governance Practices”);

5.	Comparative Interim Consolidated Financial Statements (unaudited) of EnCana for the three-month period ended March 31, 2005;

6.	Management’s Discussion and Analysis of EnCana relating to the three-month period ended March 31, 2005; and

7.	Comparative Consolidated Statements of Earnings, Retained Earnings and Cash Flows of AEC for the three-month period ended March 31, 2002.

     Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) subsequently filed by EnCana with such securities commission or similar authority after the date of this Noteholders’ Information Circular and prior to the Noteholders’ Meeting shall be deemed to be incorporated by reference into this Noteholders’ Information Circular.

     Copies of any of the above are available at www.sedar.com and also may be obtained by contacting the Corporate Secretary of EnCana at 1800, 855 — 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, T2P 2S5, Telephone: (403) 645-2000. Copies of the Indenture may be examined during ordinary business hours at the principal corporate trust office of CIBC Mellon Trust Company at 600, 333 — 7th Avenue S.W., Calgary, Alberta.

PROXY INFORMATION

     Solicitation of proxies by EnCana for use at the Noteholders’ Meeting or any adjournment or adjournments thereof will be primarily by mail but proxies may also be solicited personally or by telephone by employees of EnCana without special compensation. The cost of the solicitation of proxies for the Noteholders’ Meeting will be borne by EnCana. EnCana will reimburse brokers, custodians, nominees and other fiduciaries for the proper charges and expenses incurred in forwarding this Noteholders’ Information Circular and related materials to beneficial owners of the 5.95% Notes.

     No person is authorized to give any information or to make any representations other than those contained in this Noteholders’ Information Circular, and, if given or made, such information or representations may not be relied upon as having been authorized.

Appointment and Revocation of Proxies

     The persons named in the accompanying form of proxy are directors or officers of EnCana. A Noteholder has the right to appoint a person (who need not be a Noteholder) other than any of the persons whose names appear in the accompanying form of proxy to attend and vote and act for the Noteholder and on the Noteholder’s behalf at the Noteholders’ Meeting or any adjournment or adjournments thereof. This right may be exercised by inserting such other person’s name in the blank space provided on the face of the accompanying form of proxy or by completing another appropriate form of proxy. The completed Instrument of Proxy may be deposited not later than 3:00 p.m. (Calgary time) on the business day preceding the day of the Noteholders’ Meeting or any adjournment thereof with CIBC Mellon Trust Company at its office set forth in the accompanying form of proxy.

     5.95% Notes represented by a proxy solicited by EnCana will be voted on any ballot that may be called for and, where a Noteholder specifies a choice with respect to the matter identified in the Notice of Meeting of Noteholders, the 5.95% Notes represented by the proxy will be voted for or against the matter in accordance with the instructions of the Noteholder.

     If a Noteholder appoints a person designated in the form of proxy as nominee and does not direct that nominee to vote for or against the matter identified in the Notice of Meeting of Noteholders, the proxy shall be voted FOR such matter.

     The form of proxy accompanying this Noteholders’ Information Circular confers discretionary authority upon the proxy nominees with respect to amendments to the matter identified in the Notice of Meeting of Noteholders and other matters which may properly come before the Noteholders’ Meeting or any adjournment or adjournments thereof.

     Management of EnCana knows of no matters to come before the Noteholders’ Meeting other than the matter referred to in the accompanying Notice of Meeting of Noteholders; however, if any other matters which are not now known to management should properly come before the Noteholders’ Meeting, the 5.95% Notes represented by proxies will be voted on such matters in accordance with the best judgment of the proxy nominee.

     A Noteholder may revoke a proxy previously given by submitting another Instrument of Proxy or other appropriate instrument in writing, executed by the Noteholder or by his attorney authorized in writing, and depositing the same not later than 3:00 p.m. (Calgary time) on the business day preceding the day of the Noteholders’ Meeting or any adjournment or adjournments thereof with CIBC Mellon Trust Company at its office set forth in the accompanying form of proxy, or thereafter, presenting it to the chairman at the Noteholders’ Meeting immediately prior to such meeting or any adjournment or adjournments thereof. A Noteholder may also revoke a proxy previously given in any other manner permitted by law.

     For the convenience of Noteholders, a self-addressed and postage-paid proxy envelope is enclosed.

Information for Beneficial Owners of 5.95% Notes

     The information set forth in this section is of significant importance to many Noteholders, as a substantial number of Noteholders do not hold 5.95% Notes in their own name. Noteholders who hold 5.95% Notes through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their 5.95% Notes in their own name (referred to in this section as “Beneficial Noteholders”) should note that only proxies deposited by Noteholders whose names appear on the records of the Trustee on behalf of EnCana may be recognized and acted upon at the Noteholders’ Meeting. If 5.95% Notes are listed in an account statement provided to a Beneficial Noteholder by a broker, then in almost all cases those 5.95% Notes will not be registered in the Beneficial Noteholder’s name on the records of the Trustee on behalf of EnCana. In Canada, the vast majority of securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). 5.95% Notes held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Noteholder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers’ clients. Therefore, Beneficial Noteholders should ensure that instructions respecting the voting of their 5.95% Notes are communicated to the appropriate person by the appropriate time.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Noteholders in advance of Noteholders’ meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Noteholders to ensure that their 5.95% Notes are voted at the Noteholders’ Meeting or any adjournment or adjournments thereof. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Noteholder by its broker, agent or nominee is limited to instructing the registered Noteholder (CDS & Co.), the broker or agent of the broker how to vote on behalf of the Beneficial Noteholders. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically supplies a voting instruction form, mails those forms to the Beneficial Noteholders and asks Beneficial Noteholders to return the forms to ADP or follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of 5.95% Notes to be represented at the Noteholders’ Meeting or any adjournment or adjournments thereof. A Beneficial Noteholder receiving a voting instruction form from ADP cannot use that form to vote 5.95% Notes directly at the Noteholders’ Meeting or any adjournment or adjournments thereof. The voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the Noteholders’ Meeting in order to have such 5.95% Notes voted.

     Although Beneficial Noteholders may attend the Noteholders’ Meeting or any adjournment or adjournments thereof, they may not be recognized directly at the Noteholders’ Meeting or any adjournment or adjournments thereof for the purpose of voting 5.95% Notes held by their broker, agent or nominee unless they attend the Noteholders’ Meeting or any adjournment or adjournments thereof as proxyholder for the registered Noteholder and vote the 5.95% Notes in that capacity. Beneficial Noteholders who wish to attend the Noteholders’ Meeting or any adjournment or adjournments thereof and indirectly vote their 5.95% Notes as proxyholder for the registered Noteholder, should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Noteholders’ Meeting.

ENCANA CORPORATION

KERRY D. DYTE
Corporate Secretary

Calgary, Alberta
July 12, 2005

SCHEDULE A

EXTRAORDINARY RESOLUTION
OF THE HOLDERS OF THE 5.95% MEDIUM TERM NOTE DEBENTURES
OF ENCANA CORPORATION
(THE “CORPORATION”)

     RESOLVED as an extraordinary resolution pursuant to the terms of the Indenture dated as of July 28, 1993 between Alberta Energy Company Ltd. (predecessor by way of amalgamation to the Corporation) and The R-M Trust Company (now CIBC Mellon Trust Company) (the “Trustee”), as supplemented by the First Supplemental Trust Indenture dated as of August 23, 1994 and the Second Supplemental Trust Indenture dated as of January 1, 2003 (collectively, the “Indenture”) relating to the issue of, inter alia, $100,000,000 aggregate principal amount of 5.95% Medium Term Note Debentures due June 2, 2008 (the “5.95% Notes”), that:

1.	The 5.95% Notes are hereby modified by deleting the notation “N/A” beside the word “Redeemable” on the face of the 5.95% Notes and substituting therefor the words “See Reverse” and by adding the following to the reverse side of the 5.95% Notes:

“Redemption Provisions

The Corporation shall be entitled to redeem this Note, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“Canada Yield Price” shall mean a price equal to the price of the Notes, exclusive of accrued and unpaid interest, calculated to provide a yield to maturity of the Notes equal to the Government of Canada Yield (as defined in the Indenture) on the business day (as defined in the Indenture) preceding the date of the issuance by the Corporation of a notice of redemption.

The term “Debentures”, when utilized in the definition of “Government of Canada Yield” in the Indenture, means the Notes provided for herein.

The term “Reference Dealers”, when utilized in the definition of “Government of Canada Yield” in the Indenture, shall not have the meaning ascribed thereto in the Indenture, and instead shall mean any nationally recognized Canadian investment dealer selected by the Corporation; provided, however, that such dealer shall have undertaken to the Corporation:

(a)	to determine, in accordance with the terms hereof, the Government of Canada Yield on the date specified by the Corporation;

(b)	to participate with the other Reference Dealer selected by the Corporation in calculating the Canada Yield Price (as defined above) on that date of a Note in the principal amount of $1,000; and

(c)	to deliver on the same date to the Corporation and the Trustee a written report prepared and signed jointly with such other Reference Dealer setting forth the Government of Canada Yield Price so determined and the Canada Yield Price so calculated.”

2.	The Trustee is hereby authorized to execute and deliver all documents and take all actions as may be necessary or advisable to give effect to the terms of this extraordinary resolution and any redemption of the 5.95% Notes which the Corporation elects to make.

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